UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Gap, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

364760108

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 364760108	Page 2 of 10 Pages

(1)	Names of reporting persons ESL Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 30,780,743 (1)
(6) Shared voting power 0
(7) Sole dispositive power 30,780,743 (1)
(8) Shared dispositive power 14,495,791 (1)
(9)	Aggregate amount beneficially owned by each reporting person 45,276,534 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 9.3% (2)
(12)	Type of reporting person (see instructions) PN

(1)	Represents the reporting person’s beneficial ownership as of February 14, 2012.

(2)

Based upon 488,305,236 shares of common stock outstanding as of November 29, 2011, as disclosed in a Form 10-Q for the quarter ended October 29, 2011 that was filed on December 7, 2011 by the Issuer with the Securities and Exchange Commission.

SCHEDULE 13G

CUSIP No.364760108	Page 3 of 10 Pages

(1)	Names of reporting persons RBS Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 30,780,743 (1)
(6) Shared voting power 0
(7) Sole dispositive power 30,780,743 (1)
(8) Shared dispositive power 14,495,791 (1)
(9)	Aggregate amount beneficially owned by each reporting person 45,276,534 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 9.3% (2)
(12)	Type of reporting person (see instructions) PN

(1)	Represents the reporting person’s beneficial ownership as of February 14, 2012.

(2)

Based upon 488,305,236 shares of common stock outstanding as of November 29, 2011, as disclosed in a Form 10-Q for the quarter ended October 29, 2011 that was filed on December 7, 2011 by the Issuer with the Securities and Exchange Commission.

SCHEDULE 13G

CUSIP No. 364760108	Page 4 of 10 Pages

(1)	Names of reporting persons ESL Investments, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 30,780,743 (1)
(6) Shared voting power 0
(7) Sole dispositive power 30,780,743 (1)
(8) Shared dispositive power 14,495,791 (1)
(9)	Aggregate amount beneficially owned by each reporting person 45,276,534 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 9.3% (2)
(12)	Type of reporting person (see instructions) CO

(1)	Represents the reporting person’s beneficial ownership as of February 14, 2012.

(2)

Based upon 488,305,236 shares of common stock outstanding as of November 29, 2011, as disclosed in a Form 10-Q for the quarter ended October 29, 2011 that was filed on December 7, 2011 by the Issuer with the Securities and Exchange Commission.

SCHEDULE 13G

CUSIP No. 364760108	Page 5 of 10 Pages

(1)	Names of reporting persons Edward S. Lampert
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 45,212,225 (1)
(6) Shared voting power 0
(7) Sole dispositive power 30,780,743 (1)
(8) Shared dispositive power 14,495,791 (1)
(9)	Aggregate amount beneficially owned by each reporting person 45,276,534 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 9.3% (2)
(12)	Type of reporting person (see instructions) IN

(1)	Represents the reporting person’s beneficial ownership as of February 14, 2012.

(2)

Based upon 488,305,236 shares of common stock outstanding as of November 29, 2011, as disclosed in a Form 10-Q for the quarter ended October 29, 2011 that was filed on December 7, 2011 by the Issuer with the Securities and Exchange Commission.

ITEM 1 (a): Name of Issuer:

The Gap, Inc. (the “Issuer”).

ITEM 1(b): Address of Issuer’s Principal Executive Offices:

Two Folsom Street, San Francisco, California 94105

ITEM 2 (a): Name of Person Filing:

This statement is being filed by and on behalf of ESL Partners, L.P. (“Partners”), RBS Partners, L.P. (“RBS”), ESL Investments, Inc. (“Investments”) and Edward S. Lampert. Partners, Mr. Lampert, certain trusts affiliated with Mr. Lampert, Tynan, LLC (“Tynan”) and William C. Crowley are the record and direct beneficial owners of the securities covered by this statement.

Mr. Lampert is the record and direct beneficial owner of 14,431,482 shares of common stock. Tynan is the record and direct beneficial owner of 62,042 shares of common stock. Mr. Crowley is the Manager of, and may be deemed to indirectly beneficially own securities owned by, Tynan. Mr. Crowley is also the record and direct beneficial owner of 2,267 shares of common stock. Partners is a party to certain agreements with Mr. Lampert and Mr. Crowley and may be deemed to have shared dispositive power over and indirectly beneficially own securities owned by, Mr. Lampert and Mr. Crowley.

RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners. Investments is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, Investments. Partners, RBS, Investments and Mr. Lampert are collectively defined as the “Reporting Persons.”

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

ITEM 2(b): Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 200 Greenwich Avenue, Greenwich, Connecticut 06830.

ITEM 2(c): Citizenship:

See Item 4 on the cover page(s) hereto.

ITEM 2(d): Title of Class of Securities:

Common Stock

ITEM 2(e): CUSIP Number:

364760108

ITEM 3: If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

ITEM 4: Ownership.

(a)	Amount Beneficially Owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of Class: See Item 11 on the cover page(s) hereto.

(c)	Number of Shares of which such person has:

(i)	Sole power to vote or direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or direct the disposition of: See Item 8 on the cover page(s) hereto.

ITEM 5: Ownership of Five Percent or Less of a Class:

Not applicable.

ITEM 6: Ownership of More than Five Percent on Behalf of Another Person:

Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

ITEM  8: Identification and Classification of Members of the Group:

See Item 2(a).

ITEM 9: Notice of Dissolution of a Group:

Not applicable.

ITEM 10: Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	ESL PARTNERS, L.P.

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Adrian J. Maizey
Name: Adrian J. Maizey
Title: Chief Financial Officer

RBS PARTNERS, L.P.

By:	ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey
Name: Adrian J. Maizey
Title: Chief Financial Officer

ESL INVESTMENTS, INC.

By:	/s/ Adrian J. Maizey
Name: Adrian J. Maizey
Title: Chief Financial Officer

EDWARD S. LAMPERT

/s/ Edward S. Lampert

EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated February 14, 2012, by and among ESL Partners, L.P., RBS Partners, L.P., ESL Investments, Inc. and Edward S. Lampert (furnished herewith).